2024 REPORT

Lillian Augusta Beauty


lab
LILLIAN AUGUSTA BEAUTY

LETTER

Dear investors,

LAB is on the map and growing quickly. Building a strong presence online has been important in this rapid growth, and we are excited for the future. Thank you for believing in the hair without harm mission early on. We are now focused on meeting demand and fundraising for well needed upgrades. Fundraising in this economy is incredibly difficult, so creativity and unexpected solutions are also on the table for upgrading our business.

We need your help!

You can be supportive by introducing an investor as we need to fundraise to cover neccessary upgrades, such as equippment, to meet demand You can also write us a Google review **https://g.co/kgs/zTBqNDV**, or purchase a bundle of hair for

review <ins>https://goo.ags/SSUqhD1</ins>, or purchase a bundle of hair for us to give to a hairstylist if you do not wear braids at <ins>https://www.hairwithoutharm.com/lab-shop/p/waitlist-blackberry-and-wheat-1</ins>

Sincerely,

Jannice Newson

Chief Executive Officer

How did we do this year?

REPORT CARD



☺ The Good

We sold out overnight and have a waitlist with over 1000 bundles of hair ordered in the past two weeks.

We are gettting good reviews from hairstylists and their clients alike.

We were featured in ESSENCE and Capital B Magazine, and did a live demonstration at America's Beauty Show.

☹ The Bad

We are still fundraising to cover upgrades as we do not have the capacity to meet the demand that now exists for our product.

Our storefront is not yet complete. Open for pickup only at this time.

LAB has not onboarded as many brand ambassadors as anticipated.

2024 At a Glance

January 1 to December 31



$5,851 +28X

Revenue



-$75,344

Net Loss



-$85

Short Term Debt



$93,135

Raised in 2024



$14,533

Cash on Hand
As of 04/ 8/25

INCOME   BALANCE   NARRATIVE



Revenues   Profit



$196

$5,851

-$29,088

-$75,344

2023

2024

Net Margin: -1,288%   Gross Margin: -78%   Return on Assets: -492%   Earnings per Share: -$0.08

Revenue per Employee: $5,851   Cash to Assets: 96%   Revenue to Receivables: 1,625

Debt Ratio: 678%

📄 PL2024.pdf   📄 BS2024.pdf   📄 Lillian_Agusta_22_23_Financial_Report.docx.pdf

📄 _Lillian_Agusta_24_Financial_Report.pdf

We 🧡 Our 112 Investors

Thank You For Believing In Us



Rickey Johnson   Trae Heather   Nokukhanya Khumalo   Anna Gudmundson   Capital Department   Larry Gaskin, Jr.

Vanessa Clay
Ken Ludwig
Javier Evelyn
Katelyn Brewer
Lynnette McRae
Tremaine Wright
Ki'amber Thompson
Brenda Paige
Zonta Owens
Lorena James
Kimberley Rudd
Lois Wilkins
Ruth Booker
Risha Bostick
Eve Ellis
De Laina Boggs
Andrew Stables
Marcella Simpson
Jayme Hightower
Jessica Simmons
Lorrayne Johnson
Sheila Waterman
Blair Alexander
Kelly Lam
Ron Eglash
Rickeeta Wax
Nina Idemudia
Milembe Mkono
Donna Bynum Cathcart
Saloni Dagli
Marly Schott
G Foreman
Toya Garcia-Bradow
Justin Renfro
La Coure Vaughn
Jennifer Butler
Dyaami D'Orazio
Gregory Montgomery
Patrick Green
Ellen Brodsky
De Laina Boggs
Emily Laflamme
Asher Sampong
Marcia Festen
Gabriel Jones
Xavier Nelson
Lauren Graham
Nancy Bonges
Portia Bharath
Audrey Rutter
Lynn Brown
Charles Bowie
Aaron Fitzgerald
M. Joseph
Johanne Thurel
Meaghan Pearson
Birdia Pearson
Aaron N
Ryan Nelson
Shelly Bender
Roma 58
Yvette Evanson
Sayvanna SFabian
Tasmine Clement
Dee Joseph
Vinchencia Anderson
Shaun Weaver
Yolanda Pinckney
Winston Beckwith
Keante Hendricks
Latique Greene
Mike Tomas
San Tyresa Lontice...
Ryan Anderson
Angela Kujava
Kendra Freeman
Bridget Grier
Lia Kahan
Samantha Peterson
Crystal Flick
Juan Rivera
Ez Wms
Andy Dunn
Michael Jones
Shannon Sadler
Palmer Harvey
Natalie Fang
Emily Murphy
Bobbie Norman
Andrea Yarbrough
Stephanie Sterling
Kafi Laramore-Josey
Dan Tollefson
Kelli Tharpe
Jenny Par
Constance Jones
Beth Gallagher
Nancy Dunning

Thank You!

From the Lillian Augusta Beauty Team



Jannice Newson

Chief Executive Officer

University of Missouri and University of Michigan alum, Carbon180 Entrepreneur in Residence, US Dept. of Energy NREL Labstart Fellow, featured in Girls Who Green the...

Details

The Board of Directors

Director	Occupation	Joined
Jannice Newson	CEO @ Lillian Augusta	2020

Officers

Officer	Title	Joined
Jannice Newson	CEO	2020

Voting Power ❓

Holder	Securities Held	Voting Power
Jannice Newson	70,000 Units	70.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
10/2019	$300		Other
11/2019	$5,000		Other
11/2019	$4,000		Other
02/2020	$22,250		Other
03/2020	$1,500		Other
05/2020	$12,000		Other
07/2020	$25,000		Section 4(a)(2)
07/2020	$1,000		Other
10/2020	$2,500		Other
12/2020	$10,000		Other
06/2021	$20,000		Other
04/2023	$10,000		Other
05/2023	$11,000		Other
06/2023	$25,000		Section 4(a)(2)
09/2023	$2,500		Other
10/2023	$750		Other
10/2023	$22,500		Section 4(a)(2)
10/2023	$5,000		Other
12/2023	$6,000		Other
06/2024	$38,267		Other
11/2024	$54,868		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
07/06/2020	$25,000 ❓	8.0%	15.0%	None	12/31/2025

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Greenwood Archer Capital ❓	06/30/2023	$25,000	$25,000 ❓	0.0%	06/15/2026	Yes
Level Leaders	10/17/2023	$22,500	$21,745 ❓	4.0%	10/16/2027	Yes
Jannice Newson ❓	06/17/2024	$38,267	$41,328 ❓	4.0%	06/17/2026	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Units	1,000,000	1,000,000	Yes

Warrants: 0
Options: 0

Form C Risks:

Jannice Newson is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

LAB has an Inactive co-founder, Nana Britwum, who formally resigned in 2022. She remains a unitholder, but is not involved in day to day operations.

LAB is run by a solo-founder and small consulting team. We are working with limited resources to get to a substantial recurring revenue and will fundraise again in the future.

LAB has press that no longer aligns with the company's products. Early on, other biomaterials were studied for use in LAB braiding hair. These materials were not suitable, however they were mentioned in interviews happening at that time.

LAB cannot purport our products to solve all issues that arise from wearing braids. We ensure our messaging aligns with our tested claims, but we must monitor how other individuals and organizations herald the benefits of our hair to not confuse consumers.

LAB does not sell USDA organic products. Since 'organic' lands in the same categories of terms we use to describe our products, individuals and organizations may swap one term for terms we use to describe our products, individuals and organizations may swap one term for another, not realizing the difference. We must monitor what descriptors are used to advertise our products.

LAB does not claim biodegradability on its products. Our products are compostable in industrial composting facilities, and not at home composting facilities. Biodegradable is highly contested and outright unallowed in some places as a claim, and it is not a descriptor we intend to use.

LAB interns are hired and paid by the City of Chicago. If this partnership or program were to end, we would have to reshape our summer intern hiring process.

LAB will be moving into a storefront June 2024. Storefront pose the concern of robbery and other potential crime on the property.

LAB benefits from BIPOC targeted investments and grants, which remain under fire in various lawsuits for funds and grant-making initiatives.

No representations or warranties, expressed or implied, are made on behalf of the Company or its respective management team or advisors, as to the accuracy or completeness of the information. No information contained in this online form or any other written or oral communication transmitted or made available to an interested party is, or shall be relied upon as, a representation or warranty, whether as to past or future, and no liability will attach, except as may be agreed in writing by the Company.

This form contains illustrations and forecasts which have been prepared on the basis of disclosed assumptions. Although the management of the Company believes such assumptions to be reasonable, there can be no assurance that the assumptions will prove to be accurate and any change in the assumptions could produce actual results materially different from those forecasted. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to provide any revisions to any forward-looking statements. No representation or warranty of any kind is or can be made with respect to the accuracy or completeness of, and no representation or warranty should be inferred from, these estimates, forecasts and assumptions.

An investment through promissory notes involves certain significant risks. If any of the following risks actually occur, the Company's financial condition and/or results of operations could be materially and adversely affected. Investors could lose all or part of their investments. Investors who cannot afford the possibility of the loss of their entire investment should not invest into the Company.

Additional risks and uncertainties, not presently known to the Company or that the Company currently deems immaterial, may also have an adverse effect on the respective business. Accordingly, prior to making an investment decision, investors should read and carefully consider the risk factors described below and all the other information contained in this online form.

The success of the Company's business will depend upon its ability to create and expand its brand awareness. The hair growth markets the Company intends to compete in are highly competitive, with many well-known brands leading the industry. The Company's ability to compete effectively and generate revenue will be based upon its ability to create and expand awareness of the Company's products, which are distinct from those of its competitors. It is imperative that the Company is able to convey to consumers the benefits of the Company's imperative that the Company is able to convey to consumers the benefits of the Company's products. However, advertising, packaging and labeling of such products may be limited by various regulations. The success of the Company will be dependent upon the Company's ability to convey to consumers that its products are superior to those of its competitors.

Intellectual Property Risks, Generally. The Company's intellectual property rights are valuable, and any inability to protect them could reduce the value of the Company and its services and brand. The Company intends to continue to evaluate whether to seek to protect certain of its intellectual property assets through patent filings, trade secrets, proprietary information, confidential information, trademarks, and copyrights. The Company cannot guarantee potential investors that measures taken to protect the Company's intellectual property assets will be successful. In addition, the Company could always be subject to unintentional intellectual property infringement claims by others. The Company's failure to protect against the unauthorized use or misappropriation of its intellectual property, or claims that it is infringing the intellectual property of third parties, could have a negative effect on the Company's business and results of operations, including the dedication of resources to defense or prosecution of infringement, which would, in turn, negatively impact the Company's financial condition.

The Company Will Need Additional Funds. The Company intends to expand its production capabilities in 2024, which will require the Company to raise additional funds in the future. Additionally, because the primary use of the proceeds will be the incurrence of necessary capital expenditures, the Company may need to engage in additional fundraising efforts to increase the Company's working capital. The Company cannot be certain that the future revenue or capital it raises will be sufficient to meet the Company's expected expenditures in the future. If additional financing is required but is not available, or is not available on acceptable terms, the Company may be unable to fund the Company's growth, successfully promote its services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material and adverse effect on its business, results of operations and financial condition and the value of a potential investor's investment. If the Company obtains additional financing by issuing additional promissory notes, the terms of such promissory notes could restrict or prevent the Company from paying distributions and could restrict the Company's flexibility in making certain business decisions.

Dependence on Certain Personnel. The operations of the Company depend, to a significant extent, upon the efforts of CEO/ Founder Jannice Newson. The loss or inability of Jannice Newson or any future key personnel she hires to perform their duties might have an adverse effect upon the Company's prospects.

No Public Market; Limited Transferability. The Securities offered have not been registered under federal or state securities laws and are subject to restrictions on transfer contained in such laws. There is no public market for the Securities, nor does the Company anticipate that there will be a public market. The purchase of Securities should be considered only as a long-term investment and is not suitable for persons who may need to liquidate their investment in the foreseeable future. Potential investors should be able to withstand a complete loss of their investment because the Company may not be able to make full or partial repayment on its debt.

Operating Risks; Uncertainty of Results. There can be no guarantee that the Company will operate profitably in the future, and therefore, there can be no guarantee that the Company will be profitable. The Company's operations are subject to all the risks inherent in the establishment of a new business enterprise. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the commencement of operations, the environment in which the Company intends to operate and the Company's current financial condition. There can be no assurance that results will be obtained. A developmental stage company like the Company, is subject to substantial change over time.

In all events, actual results may vary significantly from any and all projections. General economic conditions and other factors, neither of which are predictable, can have a material adverse impact on the reliability of projections. There can be no assurance that assumptions made are accurate, that the financial or other results illustrated or estimated will be achieved, or that similar results will be attained by the Company. Potential investors should make an independent evaluation of the illustrations and the underlying assumptions in this form.

The Company's success will depend on the Company's ability to manufacture products, and to do so economically, at scale, of sufficient quality, on schedule, and to specifications. The Company's future economic success depends on the Company's ability to execute the plans to develop, manufacture, market, and sell its products and to deploy the products at sufficient capacity and to specifications to meet the demands of customers. The Company cannot always be certain that the methodologies it intends to use will always result in efficient, quality, low-cost manufacturing capabilities, that will enable the Company to meet the quality, price, and production standards, as well as the production volumes, required to successfully mass market its products.

Evolution of Business Model. The Company may choose to respond to market opportunities by evolving its business model. This may include, but is not necessarily limited to, the introduction of different products, services, and pricing. Such changes to the business model may involve dramatically different capital needs that have not been accounted for at this time.

Tax Matters. These materials do not attempt to analyze the tax consequences to any investor in the Company and such consequences are necessarily complex. Accordingly, investors are urged to consult with their own tax advisors regarding the benefits and/or risks involved in an investment in the Company.

Ability of Suppliers to Meet Demands. The Company's business operations and desired growth will be contingent upon the Company's ability to establish long-term relationships with key-suppliers and the ability of such suppliers to meet the Company's growing demand as it attempts to achieve increased production.

The Company may not be able to engage target customers successfully or convert such contacts into paying customers of our products in the future. The Company's success depends on the Company's ability to generate revenue and operate profitably, which depends in part on its ability to identify target customers and convert such contacts into paying customers or expand on current customer relationships. The Company does not currently have any material revenue or material off-take agreements with customers in place. If the Company's targeted customers do not commit to becoming paying customers, it could adversely affect the Company's business, prospects, results of operations, and consequently, the Company's financial performance.

Unforeseen Risks. In addition to the above risks, the Company will be subject to risks not foreseen or fully appreciated by management. In reviewing these risk factors, potential

investors should keep in mind any other possible risks that could be important.

The hair market is characterized by rapid innovation. To compete effectively, the Company must continue to develop and/or acquire new products, market them successfully, and identify new markets for the Company's products. The hair industry is subject to continuous development and product innovation. If the Company does not continue to innovate and develop new hair products, the Company's competitive position will likely deteriorate as other companies successfully create and commercialize new products and hair lines. To grow in the future, the Company must continue to develop and/or acquire new and innovative aesthetic products and identify new markets.To successfully expand the Company's offerings, the Company must, among other things: Develop or otherwise acquire new products that either add to or significantly improve the Company's current product offerings; Convince the Company's existing and prospective customers that the Company's current product offerings are attractive; Sell the Company's product offerings to a broad customer base; Identify new markets and alternative applications for the Company's plant-based hair lines; and Protect the Company's existing and future products with defensible intellectual property.To be successful in the aesthetics industry, the Company believes it needs to continue to innovate and grow. The Company's business strategy is based, in part, on its expectation that the Company will continue to increase or enhance its product offerings. The Company needs to continue to devote substantial research and development resources to make new product introductions, which can be costly and time-consuming to its organization. The Company also believes that, to increase revenue from sales, the Company needs to continue to develop its support, further expand and nurture relationships with industry thought leaders, and increase market awareness of the benefits of its current products. However, the Company may be unable to continue to develop, acquire or effectively launch and market current and new products regularly, or at all.

The Company's inability to anticipate and respond to market trends and changes in consumer preferences could adversely affect the Company's financial results. The Company's continued success depends on its ability to anticipate, gauge and react in a timely and cost-effective manner to changes in consumer preferences towards hair care and braiding products, attitudes toward the Company's industry and brands, as well as to where and how consumers shop. The Company must continually work to develop, manufacture and market new products; maintain and adapt its services to existing and emerging distribution channels; maintain and enhance the recognition of its brands; achieve a favorable mix of products; successfully manage its inventories and modernize and refine its approach as to how and where the Company markets and sells its products. The Company recognizes that consumer preferences cannot be predicted with certainty and can change rapidly, driven by the use of digital and social media by consumers and the speed by which information and opinions are shared. If the Company is unable to anticipate and respond to challenges that it may face in the marketplace, trends in the market for the Company's products and changing consumer demands and sentiment, the Company's financial results will suffer.

If the Company is not able to generate sufficient cash flow from operations, the Company will be unable to meet its debt service obligations or fund the Company's operations and planned capital expenditures. Other needs will depend on the Company's ability to generate cash in the future. The Company's ability to generate sufficient cash flow from operations will depend on future financial performance, which will be affected by a range of economic, competitive and business factors and operating risks inherent in the Company's industry, and are therefore beyond the Company's control. These risks include, but are not limited to, the following:

beyond the Company's control. These risks include, but are not limited to, the following: political and economic uncertainties; development of competitive technologies; the volatility in the markets in which the Company's customers operate; and other unforeseeable circumstances or issues that may arise, including, war, pandemic, epidemic, fire, or other acts of God.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The

Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the net revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

Lillian Augusta Beauty, Co.

Delaware Corporation
Organized March 2020
1 employees
6305 S Maryland
Chicago IL 60637 https://hairwithoutharm.com

Business Description

Refer to the Lillian Augusta Beauty profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Lillian Augusta Beauty is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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